Exhibit 99.1

Supplemental Segment Information

	For the quarters ended April 30,		For the years ended April 30,
In thousands	2008	2007	2008	2007
Orders received:
Sign Making and Specialty Graphics	$99,830	$82,494	$361,072	$300,946
Apparel and Flexible Materials	54,518	55,961	208,183	198,846
Ophthalmic Lens Processing	18,172	22,104	69,826	78,790
	$172,520	$160,559	$639,081	$578,582

In thousands	April 30, 2008	April 30, 2007
Backlog:
Sign Making and Specialty Graphics	$3,462	$1,557
Apparel and Flexible Materials	43,435	43,197
Ophthalmic Lens Processing	1,440	2,600
	$48,337	$47,354